June 24, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   Pitney Bowes Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Forms 8-K filed February 8, 2011 and April 29, 2011

File No. 001-03579

Dear Mr. Gilmore:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated June 14, 2011, addressed to Mr. Murray D. Martin and relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and filed on February 28, 2011 and Forms 8-K filed on February 8, 2011 and April 29, 2011. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

1.              We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The Company advises the staff that it believes it has sufficient liquidity both domestically and internationally to fund its domestic and international operations. The Company’s intention is to either indefinitely reinvest or remit substantially free of additional tax the undistributed earnings of our foreign subsidiaries and has disclosed its intentions in Note 9 (page 55) of the Company’s Form 10-K. The Company also notes that those disclosures also provided that the estimated withholding taxes on such remittances would approximate $15 million. Further, the Company disclosed under Liquidity and Capital Resources (which begins on page 21 in its Form 10-K) that “we believe our financing needs in the short and long-term can be met from cash generated internally, the issuance of commercial paper, debt issuance under our effective shelf registration statement and borrowing capacity under our existing credit agreements.”

However, the Company acknowledges the staff’s comments and understands that such information could be useful to its investors in providing a more complete understanding of its liquidity position and will include the following disclosure under Liquidity and Capital Resources in future filings:

“At [balance sheet date]1, we had $xx million of cash and cash equivalents held by our foreign subsidiaries. It is our intention to permanently reinvest these funds in our foreign operations and we do not currently foresee a need to repatriate these funds in order to fund our U.S. operations or obligations. However, if these funds are needed for our operations in the U.S., we could be required to pay additional U.S. taxes to repatriate these funds.”

1 The Company supplementally advises the staff that at December 31, 2010, it had $166 million of cash and cash equivalents held by foreign subsidiaries.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 38

2.             We note that your line item labeled “Net income” excludes noncontrolling interests. Please tell us how your presentation complies with ASC 810-10-65-1. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Response: The Company acknowledges the staff’s comments and will modify this line item in future filings to read “Net income - Pitney Bowes Inc.”.

Note 9 – Income Taxes, page 54

3.              We note the line item “Impact of foreign operations” in your rate reconciliation on page 55. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

Response: The components of the “impact of foreign operations” line item in the tax rate reconciliation in the Company’s Form 10-K are as follows:

•        Tax rate differential on foreign earnings representing the difference between the tax accrued by the foreign operations and the tax that would have been accrued by the foreign operations had they been subject to the U.S. Federal income tax rate.

•        Accrual of additional tax associated with current year transfer pricing uncertainties.

•        Accrual on subpart F income and foreign tax credits.

•        Re-measurement of tax associated with inquiries from tax authorities related to prior year transfer pricing uncertainties.

•        Re-measurement of tax associated with inquiries from tax authorities related to prior year subpart F income and foreign tax credit uncertainties.

The Company believes that the presentation of these components as a single line item on the tax rate reconciliation is appropriate, as each of these components reflect the tax impact of the Company’s income outside of the United States and none of these components exceed the 5% disclosure thresholds defined in Rule 4-08(h)(2).

Note 15 – Commitments and Contingencies, page 69

4.             We note your disclosures regarding your legal proceedings. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with ASC 450-20-50-3 though 5 and SAB Topic 5Y.

Response: The Company acknowledges the staff’s comment and considered the guidance from ASC 450-20-50-3 through 5 and SAB Topic 5Y. With respect to the two pending legal matters disclosed in its Form 10-K, the Company supplementally advises the staff that currently and at the time the Form 10-K was filed, there was not sufficient evidence to conclude that a reasonable possibility existed that a loss will be incurred.

The Company continually evaluates the known facts and circumstances surrounding each of its litigation matters to determine the appropriate accrual and disclosure. In future filings, the Company will continue to perform this assessment and, if there is a reasonable possibility that a loss in excess of the amount accrued for the disclosed matters would be material to its consolidated financial position and results of operations, it will disclose the estimated amount or range of such potential additional loss or include a statement that an estimate of the potential additional loss cannot be made.

Forms 8-K filed February 8, 2011 and April 29, 2011

5.             We note that you present non-GAAP financial measures in your earnings release. Please tell us how you considered the requirement in Item 10(e)(1)(i)(C) of Regulation S-K to disclose why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations.

Response: The Company notes that it takes due care in its earnings releases to comply completely with Item 10(e)(1)(i), including sub-paragraph (C). The Company’s management believes that the performance related non-GAAP measures are useful because special items can mask trends in the underlying business. In addition, the Company’s management believes that free cash flow permits an investor insight into the amount of cash that management could have available for other discretionary uses. The Company believes it is important to provide that clarity to investors and users of its financial information. The Company has ensured that GAAP numbers are displayed prominently for investors.

Although the Company provides in its earnings releases a reason why each non-GAAP measure is useful information to investors, the Company will seek to further enhance its disclosure in future filings.

*      *      *      *      *      *      *

As requested in your letter, the Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Jeanine Giraldo McHugh at (203) 351-7439.

/s/ Michael Monahan

Michael Monahan

Executive Vice President and

Chief Financial Officer

Copies:

Brian Lane – Gibson, Dunn & Crutcher, LLP

PricewaterhouseCoopers LLP